PIKE ELECTRIC CORPORATION, P.O. BOX 868, 100 PIKE WAY, MOUNT AIRY, NC 27030 TELEPHONE: 336 789-2171
February 13, 2009
VIA EDGAR AND FACSIMILE
Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:	Pike Electric Corporation Form 10-K for the fiscal year ended June 30, 2008 Filed September 5, 2008 File No. 1-32582
Dear Mr. Cash:
This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to your letter dated January 30, 2009 addressed to Pike Electric Corporation (the “Company”) with respect to the above referenced filing. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Form 10-K for the fiscal year ended June 30, 2008
Risk Factors, page 8
1.	We note the statement that the risks and uncertainties described are not the only ones facing your company. In future filings, please disclose all known material risks.
The Company believes that it identified all known material risks in this section, and the statement was merely intended to alert shareholders that unknown risks or other risks not now seen as material could affect the Company. In future filings, the Company will make it clear that the section is intended to identify all known material risks, and will continue to disclose all known material risks.
Results of Operations, page 22
2.	We note that you have identified various factors that contributed to changes in your gross profit. Please revise future filings to quantify the impact of these factors where practicable.
In future filings, the Company will, where practicable, quantify the impact of identified factors that contribute to changes in its gross profit.

February 13, 2009

Liquidity and Capital Resources, page 24
Senior Credit Facility, page 25
3.	Given the importance of available funding to your business, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet your financial covenants.
In future filings, the Company will present, for its most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date to the extent material to an understanding of the Company’s liquidity.
Note 2. Summary of Significant Accounting Policies, page 38
4.	We note your references to third-party specialists. Please tell us the nature and extent of these third parties’ involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933.
These third parties provided actuarial analysis to the Company in connection with its determination of appropriate self-insurance reserves for workers compensation and automobile claims, and assisted the Company in valuing the intangible assets acquired from Shaw Energy Delivery Services, Inc. These third parties’ roles were limited to assisting management in its final determinations of appropriate valuations. Accordingly, the Company does not believe these third parties acted as experts as defined in the Securities Act of 1933, and the Company will not refer to these third parties in future filings.
Note 10. Stock-Based Compensation, page 49
5.	With a view towards future disclosure, please tell us when or if you expect to discontinue your use of the “simplified method” to calculate the expected holding periods of your options.
The Company has been a public company only since July 2005 and its options generally have a 10-year term. The Company intends to use the “simplified method” until it has sufficient historical exercise experience to give it confidence that its calculations based on such experience will be reliable.
Form 10-Q for the quarterly period ended September 30, 2008
Item 2. Operating and Financial Review and Prospects, page 11
6.	Please expand MD&A in future filings to provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, to affect your sources of liquidity.
In future filings, the Company will expand the MD&A to provide a discussion of the recent global economic downturn and its current and expected future impact on its operations, financial position and liquidity, consistent with the Staff’s comment above.

February 13, 2009

Results of Operations, page 12
7.	Please revise future filings to include a more specific and comprehensive discussion of the underlying reasons for declines in core services revenue. While we note your disclosure that the increase in your storm restoration work diverted man-hours from your core work, it is not clear if there are additional factors that led to the decrease in core services since we note that in other periods when storm restoration revenues increased core services revenues did not decline. Please explain and quantify the impact of any additional factors when practicable. It appears to us that there is a negative trend in core services revenue since FY 2007 that has not been fully addressed.
In future filings, the Company will provide a more comprehensive discussion of the underlying reasons for changes in core services revenue, consistent with the Staff’s comment.
8.	Please revise future filings to quantify the impact of your acquisition of Shaw Energy Delivery Services, Inc. on your results.
In future filings, the Company will quantify the impact of its acquisition of substantially all of the assets of Shaw Energy Delivery Services, Inc., where applicable and deemed material to the Company’s results.
Liquidity and Capital Resources, page 13
9.	Please revise future filings to include a more specific and comprehensive discussion regarding changes in your accounts receivable balances. In this regard, please quantify the storm restoration billings that occurred in the last half of the quarter.
In future filings, the Company will provide more specific and comprehensive discussion regarding changes in its accounts receivable balances including, where material, the impact and amount of storm restoration billings in the applicable quarter on such balances and the quantification of such billings. Storm restoration billings for the last half of the fiscal quarter ended September 30, 2008 totaled approximately $57.4 million, all of which remained in accounts receivable as of September 30, 2008. The storm restoration work associated with these billings was related to Hurricanes Ike and Gustav, which hit the continental United States in late August and early September 2008, respectively.
Definitive Proxy Statement on Schedule 14A
Compensation Benchmarking, page 14
10.	We note that your compensation programs target your executives’ total compensation between the 50th and 75th percentile of the peer group. In future filings, please disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.
In future filings, the Company will disclose where actual compensation payments to its executives fell within targeted parameters and, if outside a targeted percentile range, an explanation of the deviation.

February 13, 2009

Annual Incentive Program, page 15
11.	In future filings, please provide specific quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.
In future filings, the Company will provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for our executive officers to earn their incentive compensation, to the extent such disclosure could not result in competitive harm.
Payments and Benefits Upon Termination or Change in Control, page 18
12.	In future filings, expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.
In future filings, the Company will expand its discussion of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to such agreements.
Certain Relationships and Related Party Transactions, page 32
13.	In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K .
In future filings, the Company will provide a more detailed description of its policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.
* * *

February 13, 2009

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (336) 719-4237 with any questions you may have regarding this letter.

Very truly yours,
/s/ Anthony K. Slater
Anthony K. Slater
Chief Financial Officer
cc:	James R. Wyche, Esq. (K&L Gates LLP) Kimberly S. Maready (Ernst & Young LLP)